November 14, 2019

Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

       Re: ACCO Brands Corporation
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Quarter Ended September 30, 2019
           File No. 001-08454

Dear Mr. Fenwick:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Selected Financial Data
Supplemental Non-GAAP Financial Measures - Comparable Net Sales
Adjusted Operating Income and Adjusted Earnings per Share, page 24

1. We note your presentation of Reported GAAP financial measures to Adjusted Non-GAAP financial measures in the table on page 24. Please revise your presentation to include individual reconciliations for each adjusted non-GAAP measure in the table as we do not consider the current income statement reconciliation style to comply with the requirements of Item 10(e) of Regulation S-K. Additionally, for each non-GAAP financial measure presented, please provide disclosures required by Item 10(e)(1)(i)(c-d) of
      Regulation S-K. The disclosures provided by management should be specific to each measure and management should avoid using generic boilerplate language when describing its usefulness to investors.
 Neal V. Fenwick
ACCO Brands Corporation
November 14, 2019
Page 2
Form 10-Q for the Quarter Ended September 30, 2019

Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
11. Income Taxes
Immaterial Out-of-Period Adjustment, page 23

2. We note that in the first quarter of 2019, you recorded a $5.6 million tax expense that related to the fourth quarter of 2018. We further note that you believe this correction was not material. Given that the adjustment recognized during 2019 of $5.6 million represented 16% of your fourth quarter 2018 net income as well as resulted in a net loss in your first quarter 2019, please tell us how you considered materiality in the context of SAB Topic 1M and provide us with your detailed analysis in determining the out-of-
         period adjustment was not material to your results of operations for the quarters ended
         December 31, 2018 and March 31, 2019.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameNeal V. Fenwick                             Sincerely,
Comapany NameACCO Brands Corporation
                                                              Division of
Corporation Finance
November 14, 2019 Page 2                                      Office of
Manufacturing
FirstName LastName